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Annual Audited Consolidated Financial Statements
(Prepared in accordance with United States GAAP)

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 28, 2011, expressed an unqualified opinion thereon.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 28, 2011	Chartered Accountants Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Management of Agnico-Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 28, 2011	By	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion thereon.

Toronto, Canada	/s/ ERNST & YOUNG LLP
March 28, 2011	Chartered Accountants Licensed Public Accountants

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Certain information in the consolidated financial statements is presented in Canadian dollars ("C$"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual arrangements or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates, doré bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long-term.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from an open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled ore.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction, with the exception of the Goldex and Pinos Altos Mine ore stockpiles. Due to the structure of the Goldex and Pinos Altos ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life, which results in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Concentrates and doré bars

        Concentrates and doré bar inventories consist of concentrates and doré bars for which legal title has not yet passed to third-party smelters. Concentrates and doré bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Financial instruments

        From time to time, Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of doré bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown, net of smelter charges, as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that have an impact on required environmental protection measures and related costs; changes in water quality that have an impact on the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor; whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations (Prior authoritative literature: FASB Statement No. 143) are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have a greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such changes. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense when incurred. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan and the Employee Share Purchase Plan are described in note 7(a) and note 7(b), respectively, to the consolidated financial statements. The Company issues common shares to settle its obligations under both plans.

        The Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share.

Net income per share

        Basic net income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus, in the case of options, the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share computation.

Pension costs and obligations and post-retirement benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. During 2008, however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

Commercial production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Other accounting developments

Recently adopted accounting pronouncements

Subsequent events

        In May 2009, the FASB issued ASC 855-10-05 — Subsequent Events (Prior authoritative literature: FASB Statement No. 165, "Subsequent Events") to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the disclosure requirements beginning in the interim period ended June 30, 2009. In February 2010, the FASB issued an Accounting Standards Update ("ASU") to amend ASC 855 — Subsequent Events, which no longer requires United States Securities and Exchange Commission (the "SEC") registrants to disclose the date through which management evaluated subsequent events in the financial statements. As a result of the ASU, the Company's considerations with respect to evaluating subsequent events will be consistent with those before the issuance of the subsequent events accounting guidance.

Variable interest entities

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company's fiscal year beginning January 1, 2010, had no impact on the Company's consolidated financial position, results of operations or cash flows.

Fair value accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  transfers in and out of Level 1 and 2 fair value measurements; and

  (ii)
  enhanced detail in the Level 3 reconciliation.

        The guidance was amended to provide clarity about:

  (i)
  the level of disaggregation required for assets and liabilities; and

  (ii)
  the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either Level 2 or Level 3 (Note 15).

        The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the Level 3 disaggregation, which is effective for the Company's fiscal year beginning January 1, 2011. There was no impact from adopting this guidance on the Company's consolidated financial position, results of operations or cash flows.

Recently issued accounting pronouncements and developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these standards will have on the Company's consolidated financial position, results of operations and disclosures.

Business combinations

        In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair value accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the Level 3 reconciliation. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

International Financial Reporting Standards

        Based on recent announcements from the Canadian Securities Administrators and the SEC, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. A decision to voluntarily adopt IFRS at a date earlier than potentially required has not been made.

        An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$95,560	$160,280
Short-term investments	6,575	3,313
Restricted cash (note 14)	2,510	—
Trade receivables (note 1)	112,949	93,571
Inventories:
Ore stockpiles	67,764	41,286
Concentrates and doré bars	50,332	31,579
Supplies	149,647	100,885
Available-for-sale securities (note 2(b))	99,109	111,967
Other current assets (note 2(a))	89,776	61,159

Total current assets	674,222	604,040
Other assets (note 2(c))	61,502	33,641
Future income and mining tax assets (note 8)	—	27,878
Goodwill (note 9)	200,064	—
Property, plant and mine development, net (note 3)	4,564,563	3,581,798

	$5,500,351	$4,247,357

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$170,967	$155,432
Dividends payable	108,009	28,199
Income taxes payable	14,450	4,501
Interest payable	9,743	1,666
Fair value of derivative financial instruments (note 15)	142	662

Total current liabilities	303,311	190,460

Long term debt (note 4)	650,000	715,000

Reclamation provision and other liabilities (note 5)	145,536	96,255

Future income and mining tax liabilities (note 8)	736,054	493,881

SHAREHOLDERS' EQUITY
Common shares (notes 6(a, b, c and d))	3,078,217	2,378,759
Stock options (note 7(a))	78,554	65,771
Warrants (note 6(c))	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	440,265	216,158
Accumulated other comprehensive income (loss) (note 6(e))	28,390	51,049

Total shareholders' equity	3,665,450	2,751,761

	$5,500,351	$4,247,357

Contingencies and commitments (notes 5, 8, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2010	2009	2008
REVENUES
Revenues from mining operations (note 1)	$1,422,521	$613,762	$368,938
COSTS, EXPENSES AND OTHER INCOME
Production	677,472	306,318	186,862
Exploration and corporate development	54,958	36,279	34,704
Amortization of property, plant and mine development	192,486	72,461	36,133
General and administrative	94,327	63,687	47,187
Write-down of available-for-sale securities	—	—	74,812
Gain on derivative financial instruments	(7,612)	(3,592)	(4,481)
Provincial capital tax	(6,075)	5,014	5,332
Interest expense (note 4)	49,493	8,448	2,952
Interest and sundry income	(10,254)	(12,580)	(7,240)
Gain on acquisition of Comaplex, net of transaction costs (note 9)	(57,526)	—	—
Gain on sale of available-for-sale securities (note 2(a))	(19,487)	(10,142)	(25,626)
Foreign currency translation (gain) loss	19,536	39,831	(77,688)

Income before income and mining taxes	435,203	108,038	95,991
Income and mining taxes (note 8)	103,087	21,500	22,824

Net income for the year	$332,116	$86,538	$73,167

Net income per share — basic (note 6(f))	$2.05	$0.55	$0.51

Net income per share — diluted (note 6(f))	$2.00	$0.55	$0.50

Comprehensive income:
Net income for the year	$332,116	$86,538	$73,167

Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	—	16,287	(8,888)
Unrealized gain (loss) on available-for-sale securities	64,649	76,037	(911)
Adjustments for derivative instruments maturing during the year	—	(7,399)	—
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and write-downs during the year	(19,487)	(10,142)	8,997
Net amount reclassified to income due to acquisition of business (note 9)	(64,508)	—	—
Change in unrealized gain (loss) on pension liability	(4,093)	(727)	1,822
Tax effect of other comprehensive income items	780	(2,399)	2,084

Other comprehensive income (loss) for the year	(22,659)	71,657	3,104

Comprehensive income for the year	$309,457	$158,195	$76,271

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants
Balance December 31, 2007	142,403,379	$1,931,667	$23,573	$—	$15,166	$112,240	$(23,712)
Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—
Stock options	—	—	17,479	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—
Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—
Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—
Net income for the year	—	—	—	—	—	73,167	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—
Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	2,299,747	41,052	24,858	15,166	157,541	(20,608)

Shares issued under Employee Stock Option Plan (note 7(a))	1,238,000	48,313	—	—	—	—	—
Stock options	—	—	24,719	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	196,649	11,290	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	358,900	19,153	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	18,764	912	—	—	—	—	—
Shares issued for purchase of mining property (note 6(c))	33,825	894	—	—	—	—	—
Net income for the year	—	—	—	—	—	86,538	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,921)	—
Other comprehensive income for the year	—	—	—	—	—	—	71,657
Restricted share unit plan (note 7(c))	(29,882)	(1,550)	—	—	—	—	—

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049

Shares issued under Employee Stock Option Plan (note 7(a))	1,627,766	104,111	—	—	—	—	—
Stock options	—	—	12,783	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	229,583	14,963	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	25,243	1,404	—	—	—	—	—
Shares issued for purchase of mining property (note 6(c))	10,225,848	579,800	—	—	—	—	—
Net income for the year	—	—	—	—	—	332,116	—
Dividends declared ($0.64 per share) (note 6(a))	—	—	—	—	—	(108,009)	—
Other comprehensive income for the year	—	—	—	—	—	—	(22,659)
Restricted share unit plan (note 6(a))	(13,259)	(820)	—	—	—	—	—

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2010	2009	2008
Operating activities
Net income for the year	$332,116	$86,538	$73,167
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	192,486	72,461	36,133
Future income and mining taxes	66,928	20,309	16,681
Loss (gain) on available-for-sale securities and derivative financial instruments, net	(20,007)	(20,677)	49,186
Stock-based compensation	41,635	28,753	16,061
Gain on acquisition of Comaplex (note 9)	(64,508)	—	—
Foreign currency translation loss (gain)	19,536	39,831	(77,688)
Other	13,535	5,321	4,642
Changes in non-cash working capital balances
Trade receivables	(19,378)	(47,930)	33,779
Income taxes (payable)/recoverable	9,949	(313)	4,814
Inventories	(91,306)	(90,772)	(45,904)
Other current assets	(28,729)	4,834	(24,334)
Accounts payable and accrued liabilities	23,136	28,552	34,492
Prepaid royalty	—	(13,321)	—
Interest payable	8,077	1,520	146

Cash provided by operating activities	483,470	115,106	121,175

Investing activities
Additions to property, plant and mine development	(511,641)	(657,175)	(908,853)
Sale of Stornoway Diamond Corporation debentures (note 11)	—	—	10,720
Decrease (increase) in short-term investments	(3,262)	(3,313)	78,770
Net proceeds on available-for-sale securities	36,586	48,258	43,583
Purchase of available-for-sale securities	(42,479)	(6,380)	(113,225)
Decrease (increase) in restricted cash	(2,510)	30,999	(28,544)

Cash used in investing activities	(523,306)	(587,611)	(917,549)

Financing activities
Dividends paid	(26,830)	(27,132)	(23,779)
Repayment of capital lease obligations	(16,019)	(13,177)	(16,178)
Sale-leaseback financing	14,017	21,389	—
Proceeds from long-term debt	1,311,000	625,000	300,000
Repayment of long-term debt	(1,376,000)	(110,000)	(100,000)
Credit facility financing costs	(12,772)	(4,784)	(3,094)
Common shares issued	84,659	68,522	376,265
Warrants issued	—	—	24,858

Cash provided by (used in) financing activities	(21,945)	559,818	558,072

Effect of exchange rate changes on cash and cash equivalents	(2,939)	4,585	(8,110)

Net increase (decrease) in cash and cash equivalents during the year	(64,720)	91,898	(246,412)
Cash and cash equivalents, beginning of year	160,280	68,382	314,794

Cash and cash equivalents, end of year	$95,560	$160,280	$68,382

Supplemental cash flow information:
Interest paid during the year	$41,429	$17,189	$6,345

Income, mining and capital taxes paid during the year	$25,199	$8,792	$3,802

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with mining operations in Canada, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold in both doré bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is mainly generated by production at the LaRonde Mine in Canada (silver, zinc, copper and lead) and the Pinos Altos Mine in Mexico (silver).

  Revenues are generated from operations in Canada, Finland and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold, and to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of doré bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	2010	2009
Doré bars awaiting settlement	$24,281	$3,488
Concentrates awaiting settlement	88,668	90,083

	$112,949	$93,571

	2010	2009	2008
Revenues from mining operations (thousands):
Gold	$1,216,249	$474,875	$227,576
Silver	104,544	59,155	59,398
Zinc	77,544	57,034	54,364
Copper	22,219	22,571	27,600
Lead	1,965	127	—

	$1,422,521	$613,762	$368,938

  In 2010, precious metals accounted for 93% of Agnico-Eagle's revenues from mining operations (2009 — 87%; 2008 — 78%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2010, these net byproduct metals revenues as a percentage of total revenues from mining operations were 5% from zinc (2009 — 9%; 2008 — 15%) and 2% from copper (2009 — 4%; 2008 — 7%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2010	2009
Federal, provincial and other sales taxes receivable	$63,553	$37,847
Prepaid expenses	10,449	4,797
Employee loans receivable	4,498	3,640
Government refundables for local community improvements	803	1,764
Prepaid royalty	5,282	5,377
Other	5,191	7,734

	$89,776	$61,159

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

2.     OTHER ASSETS (Continued)

  (b)
  Available-for-sale securities

    In 2010, the Company realized $36.6 million (2009 — $41.0 million; 2008 — $40.5 million) in proceeds and recorded a gain of $19.5 million (2009 — $10.1 million; 2008 — $25.6 million) in the consolidated statements of income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value as follows:

	2010	2009
Cost	$50,958	$44,470
Unrealized gains	48,151	67,508
Unrealized losses	—	(11)

Estimated fair value of available-for-sale securities	$99,109	$111,967

  (c)
  Other assets

	2010	2009
Deferred financing costs, less accumulated amortization of $2,249 (2009 — $2,732)	$16,780	$7,516
Long-term ore in stockpile(i)	27,409	11,684
Prepaid royalty(ii)	8,777	13,321
Other	8,536	1,120

	$61,502	$33,641

    (i)
    Due to the structure of the Goldex Mine and Pinos Altos Mine ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile.

    (ii)
    The prepaid royalty relates to the Pinos Altos Mine in Mexico.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,885,476	$44,823	$1,840,653	$1,221,646	$27,865	$1,193,781
Plant and equipment	2,123,191	321,907	1,801,284	1,389,081	197,794	1,191,287
Mine development costs	853,927	171,869	682,058	435,469	111,674	323,795
Construction in progress:
LaRonde Mine extension	185,905	—	185,905	121,102	—	121,102
Creston Mascota deposit	54,663	—	54,663	10,159	—	10,159
Meadowbank Mine	—	—	—	741,674	—	741,674

	$5,103,162	$538,599	$4,564,563	$3,919,131	$337,333	$3,581,798

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

3.     PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

  Geographic Information

	Net Book Value 2010	Net Book Value 2009
Canada	$3,456,809	$2,592,704
Europe	605,283	568,620
Latin America	500,211	418,214
USA	2,260	2,260

Total	$4,564,563	$3,581,798

  In 2010, Agnico-Eagle capitalized $0.3 million of costs (2009 — $0.4 million) and recognized $0.8 million of amortization expense (2009 — $0.8 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2010 was $4.7 million (2009 — $5.2 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2010 was $3.3 million (2009 — $2.5 million), which is being amortized on a straight-line basis over the life of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the consolidated statements of income.

4.     LONG TERM DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility was scheduled to mature on January 10, 2013. However, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, had the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility"). The Second Credit Facility was scheduled to mature on September 4, 2010.

  On June 15, 2009, the Company amended and restated the First Credit Facility and the Second Credit Facility. The amount available under the Second Credit Facility was increased by $300 million to $600 million, and the scheduled maturity date was extended to June 2012.

  On June 22, 2010, the Company terminated the First Credit Facility and amended and restated the Second Credit Facility to increase the amount available to $1.2 billion and extend the scheduled maturity date to June 22, 2014 (as so amended and restated, the "Credit Facility").

  Payment and performance of the Company's obligations under the Credit Facility is guaranteed by all material and certain other subsidiaries of the Company (the "Guarantors"). The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified minimum value as well as a minimum tangible net worth. At December 31, 2010, the Credit Facility was drawn down by $50 million (2009 — $715 million). This drawdown, together with outstanding letters of credit under the Credit Facility, decrease the amounts available under the Credit Facility such that $1.12 billion was available for future drawdowns at December 31, 2010.

  In addition, on June 2, 2009, Agnico-Eagle executed an unsecured C$95 million financial security issuance agreement with Export Development Canada. This agreement matures June 2014 and is used to provide letters of credit for environmental obligations or in relation to licence or permit bonds relating to the Meadowbank Mine. As at December 31, 2010, outstanding letters of credit drawn against this agreement totalled C$75.6 million (2009 — C$60.4 million).

  On April 7, 2010, the Company closed a private placement of an aggregate of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's then existing credit facilities. Payment and performance of the Company's obligations under the Notes is guaranteed by the Guarantors. The Notes contains covenants that restrict,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

4.     LONG TERM DEBT (Continued)

  among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of the Guarantors to incur indebtedness. The Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility. The Notes and the Credit Facility rank equally in seniority.

  The following are the individual series of the issued Notes:

	Principal	Interest Rate	Maturity
Series A	$115,000	6.13%	7/4/2017
Series B	360,000	6.67%	7/4/2020
Series C	125,000	6.77%	7/4/2022

	$600,000

  For the year ended December 31, 2010, interest expense was $49.5 million (2009 — $8.4 million; 2008 — $3.0 million) and total cash interest payments were $41.4 million (2009 — $17.2 million; 2008 — $6.3 million). In 2010, cash interest on the Credit Facilities was $12.3 million (2009 — $14.0 million; 2008 — $4.6 million), cash standby fees on the Credit Facilities were $6.7 million (2009 — $2.4 million; 2008 — $1.2 million), and cash interest on the Notes was $19.8 million (2009 — N/A, 2008 — N/A). In 2010, $4.6 million (2009 — $15.5 million; 2008 — $4.6 million) of the interest expense was capitalized to construction in progress.

  The Company's weighted average interest rate on all of its long-term debt as at December 31, 2010 was 5.43% (2009 — 3.18%; 2008 — 3.77%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2010	2009
Reclamation and closure costs (note 5(a))	$91,641	$62,847
Long-term portion of capital lease obligations (note 13(a))	38,019	21,981
Pension benefits (note 5(c))	11,307	8,109
Goldex Mine government grant and other (note 5(b))	4,569	3,318

	$145,536	$96,255

  (a)
  Reclamation and closure costs

    Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

    The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations:

	2010	2009
Asset retirement obligations, beginning of year	$62,847	$52,125
Current year additions and changes in estimate	23,058	—
Current year accretion	3,176	2,916
Liabilities settled	(277)	—
Foreign exchange revaluation	2,837	7,806

Asset retirement obligations, end of year	$91,641	$62,847

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

  (b)
  Goldex Mine government grant

    The Company has received funds (the "Grant") from the Quebec government in respect of the construction of the Goldex Mine. The Company has agreed to repay a portion of the Grant to the Quebec government, to a maximum amount of 50% of the Grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of one third of the Grant must be repaid.

    For fiscal year 2010, the agreed criteria had been met and the Company recorded a current liability of $1.5 million as of December 31, 2010 that will be paid to the Quebec government in the first quarter of 2011.

    The Company believes the gold price will be higher than $620 per ounce during the years 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FASB ASC 450 — Contingencies (prior authoritative literature: FASB Statement No. 5, "Accounting for Contingencies") have been met.

  (c)
  Pension benefits

    Effective July 1, 1997, the Employees Plan was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. In addition, Agnico-Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2010. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2010	2009	2008
Service cost — benefits earned during the year	$981	$509	$452
Interest cost on projected benefit obligation	613	448	550
Amortization of net transition asset, past service liability and net experience gains	164	148	(11)
Prior service cost	25	23	24
Recognized net actuarial loss	—	(142)	—
Gain due to settlement	—	—	760
Return on plan assets	—	—	(156)

Net pension plan expense	$1,783	$986	$1,619

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2010 was $9.6 million (2009 — $6.4 million). At the end of 2010, the remaining unamortized net transition obligation was $0.7 million (2009 — $0.8 million) for the Executives Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as at December 31:

	2010		2009
	Employees Plan	Executives Plan	Employees Plan	Executives Plan
Liability (asset)	$—	$—	$—	$—
Accrued employee benefit liability	—	6,634	—	6,036
Accumulated other comprehensive income (loss):
Initial transition obligation	—	681	—	809
Past service liability	—	104	—	122
Net experience (gains) losses	—	2,179	—	(604)

Net liability (asset)	$—	$9,598	$—	$6,363

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The following table provides the components of the expected recognition in 2011 of amounts in accumulated other comprehensive income (loss):

Executives Plan
Transition obligation	$170
Past service cost or credit	26
Net actuarial gain or loss	244

$440

    The funded status of the Employees Plan and the Executives Plan for 2010 and 2009 is as follows:

	2010		2009
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$—	$1,635	$110	$1,142
Agnico-Eagle's contribution	—	1,397	—	598
Actual return on plan assets	—	—	—	—
Benefit payments	—	(699)	—	(299)
Other	—	—	(117)	—
Divestitures	—	—	—	—
Effect of exchange rate changes	—	110	7	194

Fair value of plan assets, end of year	$—	$2,443	$—	$1,635

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$—	$7,998	$—	$5,637
Service costs	—	981	—	509
Interest costs	—	613	—	448
Actuarial losses (gains)	—	2,718	—	734
Benefit payments	—	(812)	—	(401)
Settlements	—	—	—	—
Effect of exchange rate changes	—	543	—	1,071

Projected benefit obligation, end of year	$—	$12,041	$—	$7,998

Excess (deficiency) of plan assets over projected benefit obligation	$—	$(9,598)	$—	$(6,363)

Comprised of:
Unamortized transition asset (liability)	$—	$(681)	$—	$(809)
Unamortized net experience gain (loss)	—	(2,283)	—	482
Accrued assets (liabilities)	—	(6,634)	—	(6,036)

	$—	$(9,598)	$—	$(6,363)

Weighted average discount rate	n.a.	7.00%	n.a.	7.00%
Weighted average expected long-term rate of return	n.a.	n.a.	n.a.	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	n.a.	4.0 (i)	n.a.	5.0 (i)

Notes:

    (i)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives
2011	$117
2012	$484
2013	$483
2014	$482
2015	$481
2016 - 2020	$3,744

    In addition to the Employees Plan and the Executives Plan, the Company also has a basic pension plan (the "Basic Plan") and a supplemental pension plan. Under the Basic Plan, Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined contribution plan. The expense in 2010 was $8.8 million (2009 — $6.5 million; 2008 — $5.3 million). Effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives' earnings for the year (including salary and short-term bonus) are contributed by the Company. In 2010, $1.1 million (2009 — $0.9 million; 2008 — $0.7 million) was contributed to the supplemental plan. The supplemental plan is accounted for as a cash balance plan.

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized capital stock includes an unlimited number of common shares with issued common shares of 168,763,496 (2009 — 156,655,056), less 43,141 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (2009 — 29,882). The trust is treated as a variable interest entity and, as a result, its holdings of shares are set off against the Company's issued shares in the consolidation (note 7(c)).

    In 2010, the Company declared dividends on its common shares of $0.64 per share (2009 — $0.18 per share; 2008 — $0.18 per share).

  (b)
  Flow-through common share private placements

    In 2010, Agnico-Eagle issued nil (2009 — 358,900; 2008 — 779,250) common shares under flow-through share private placements, which increased share capital by nil (2009 — $19.2 million; 2008 — $43.5 million), net of share issue costs. Effective December 31, 2010, the Company renounced to its investors nil (2009 — C$30.6 million; 2008 — C$54.5 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Private placements and warrants

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares. No warrants have been exercised as of December 31, 2010.

    On May 26, 2009, the Company issued 15,825 shares with a market value of $0.9 million in connection with the acquisition of a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

6.     SHAREHOLDERS' EQUITY (Continued)

    On July 24, 2009, the Company issued 18,000 shares upon payment of the exercise price of $500 in connection with the exercise of an option granted by a predecessor to the Company relating to the acquisition of certain properties related to the Goldex Mine.

    On July 26, 2010, the Company issued 15,000 shares with a market value of $0.8 million in connection with the purchase of mining property.

  (d)
  Public offering of common shares

    In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund the purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

    There were no public offerings of common shares in 2009.

    On July 6, 2010, the Company issued 10,210,848 shares with a market value of $579.0 million in connection with the acquisition of Comaplex Minerals Corp. ("Comaplex") (note 9).

  (e)
  Accumulated other comprehensive income (loss)

    The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2010 and 2009 of $(15.9) million resulted from Agnico-Eagle electing the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2010 and 2009.

    The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2010	2009
Cumulative translation adjustment from electing US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	48,151	67,497
Cumulative translation adjustments	(299)	(299)
Unrealized loss on pension liability	(4,420)	(327)
Tax effect of unrealized loss on pension liability	865	85

	$28,390	$51,049

    In 2010, a $19.5 million gain (2009 — $10.1 million gain, 2008 — $9.0 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (f)
  Net income per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	2010	2009	2008
Weighted average number of common shares outstanding — basic	162,342,686	155,942,151	144,740,658
Add: Dilutive impact of employee stock options	1,192,530	1,256,103	1,148,070
Dilutive impact of warrants	2,263,902	1,392,752	—
Dilutive impact of shares related to RSU plan	43,141	29,882	—

Weighted average number of common shares outstanding — diluted	165,842,259	158,620,888	145,888,728

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

6.     SHAREHOLDERS' EQUITY (Continued)

    The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares, for the period outstanding, are not included in the calculation of diluted income per share, as the effect is anti-dilutive.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

    Of the 2,926,080 options granted under the ESOP in 2010, 731,520 options granted vested immediately and expire in 2015. The remaining options expire in 2015 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options granted vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

    Upon the exercise of options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2010			2009			2008
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	5,707,940	C$	53.85	4,752,440	C$	44.57	3,609,924	C$	30.34
Granted	2,926,080		57.55	2,276,000		62.65	2,549,400		54.84
Exercised	(1,627,766)		47.02	(1,238,000)		34.28	(1,340,484)		25.46
Forfeited	(243,550)		58.03	(82,500)		55.99	(66,400)		51.32

Outstanding, end of year	6,762,704	C$	56.94	5,707,940	C$	53.85	4,752,440	C$	44.57

Options exercisable at end of year	2,972,857			2,445,615			1,860,890

    Cash received for options exercised in 2010 was $74.7 million (2009 — $36.6 million; 2008 — $33.6 million).

    The total intrinsic value of options exercised in 2010 was C$46.5 million (2009 — C$43.8 million; 2008 — C$50.5 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

7.     STOCK-BASED COMPENSATION (Continued)

    The weighted average grant-date fair value of options granted in 2010 was C$16.31 (2009 — C$24.52; 2008 — C$16.78). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$23.02 — C$36.23	130,538	0.51 years	26.68	124,438	26.35
C$39.18 — C$59.71	4,546,516	2.96 years	54.90	1,990,456	53.04
C$60.72 — C$83.08	2,085,650	3.11 years	63.29	857,963	63.18

C$23.02 — C$83.08	6,762,704	2.96 years	C$56.94	2,972,857	C$54.85

    The weighted-average remaining contractual term of options exercisable at December 31, 2010 was 2.4 years.

    The Company has reserved for issuance 6,762,704 common shares in the event that these options are exercised.

    The number of shares available for granting of options as at December 31, 2010, 2009 and 2008 was 2,771,420, 4,155,750 and 6,349,250, respectively.

    On January 4, 2011, 2,557,064 options were granted under the ESOP, of which 639,266 options vested immediately and expire in the year 2016. The remaining options expire in 2016 and vest in equal installments on each anniversary date of the grant, over a three-year period.

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rate	1.86%	1.27%	3.65%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	43.8%	64.0%	44.8%
Expected dividend yield	0.42%	0.42%	0.23%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

    The aggregate intrinsic value of options outstanding at December 31, 2010 was C$133.0 million. The aggregate intrinsic value of options exercisable at December 31, 2010 was C$64.7 million.

    The total compensation expense for the ESOP recognized in the consolidated statements of income for the current year was $37.8 million (2009 — $27.7 million; 2008 — $25.3 million). The total compensation cost related to non-vested options not yet recognized was $32.9 million as of December 31, 2010. Of the total compensation cost for the ESOP, $1.3 million was capitalized as part of construction costs in 2010 (2009 — $8.7 million; 2008 — $9.0 million).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible participants in the plan.

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2010 related to the Purchase Plan was $5.0 million (2009 — $3.8 million; 2008 — $3.2 million).

    In 2010, 229,583 common shares were subscribed for under the Purchase Plan (2009 — 196,649; 2008 — 154,998) for a value of $15.0 million (2009 — $11.3 million; 2008 — $9.5 million). In May 2008, shareholders approved an increase in the maximum

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

7.     STOCK-BASED COMPENSATION (Continued)

    number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2010, Agnico-Eagle has reserved for issuance 2,510,921 common shares (2009 — 2,740,504; 2008 — 2,937,153) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented a RSU plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

    The Company funded the plan by transferring $4.0 million (2009 — $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation costs for RSUs incorporate an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical ESOP forfeiture rates. For 2009 and 2010, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

    Compensation cost related to the RSU plan was $3.0 million in 2010 (2009 — $1.5 million), with $0.1 million (2009 — $0.3 million) being capitalized to the "Property, plant and mine development" line item in the consolidated balance sheets. The $2.9 million (2009 — $1.2 million) of compensation expense is included as a component of production, administration and exploration expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

8.     INCOME AND MINING TAXES

  Income and mining taxes expense (recovery) is made up of the following geographic components:

	2010	2009	2008
Current provision
Canada	$34,217	$1,171	$6,143
Mexico	1,942	—	—

	36,159	1,171	6,143
Future provision (recovery)
Canada	47,083	27,083	25,580
Mexico	18,759	—	—
Finland	1,086	(6,754)	(8,899)

	66,928	20,329	16,681

	$103,087	$21,500	$22,824

  Cash income and mining taxes paid in 2010 were $25.2 million (2009 — $8.8 million; 2008 — $3.8 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

8.     INCOME AND MINING TAXES (Continued)

  The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2010	2009	2008
Combined federal and composite provincial tax rates	29.6%	30.9%	31.1%
Increase (decrease) in taxes resulting from:
Provincial mining duties	6.8	16.1	6.9
Tax law change (US$ election)	(5.1)	(24.4)	—
Impact of foreign tax rates	(0.5)	(4.9)	—
Permanent differences	(4.2)	2.2	(13.4)
Valuation allowance	(0.2)	—	5.8
Effect of changes in income tax rates	(2.7)	—	(6.6)

Actual rate as a percentage of pre-tax income	23.7%	19.9%	23.8%

  As at December 31, 2010 and 2009, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2010		2009
	Assets	Liabilities	Assets	Liabilities
Mining properties	$—	$966,485	$—	$572,964
Net operating and capital loss carry-forwards	—	(133,042)	27,878	(24,692)
Mining duties	—	(71,492)	—	(44,967)
Reclamation provisions	—	(30,752)	—	(20,774)
Valuation allowance	—	4,855	—	11,350

Future income and mining tax assets and liabilities	$—	$736,054	$27,878	$493,881

  All of Agnico-Eagle's future income tax assets and liabilities were denominated in local currency based on the jurisdiction in which the Company paid taxes and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates until the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for Canadian income tax purposes for December 31, 2008 and subsequent years. This election resulted in a deferred tax benefit of $21.8 million for the period ended December 31, 2010 (2009 — $21.0 million).

  The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company in the future may be subject to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2010	2009
Unrecognized tax benefit, beginning of year	$5,608	$2,824
Additions (reductions)	(3,978)	2,784

Unrecognized tax benefit, end of year	$1,630	$5,608

  The full amount of unrecognized tax benefit, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 2007 through 2010 tax years generally remain subject to examination.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

9.     ACQUISITIONS

  Comaplex Minerals Corp.

  On April 1, 2010, Agnico-Eagle and Comaplex Minerals Corp. ("Comaplex") jointly announced that they reached an agreement in principle whereby Agnico-Eagle would acquire all of the shares of Comaplex (the "Comaplex Shares") that it did not already own. The transaction was completed under a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the transaction, each shareholder of Comaplex, other than Agnico-Eagle, received 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder, other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora"), received one common share of a newly formed, wholly-owned, subsidiary of Comaplex, Geomark Exploration Ltd. ("Geomark"), in respect of each Comaplex Share and Comaplex transferred to Geomark all of the assets and related liabilities of Comaplex other than those relating to the Meliadine gold exploration properties in Nunavut, Canada. The Geomark assets included all of Comaplex's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Under the plan of arrangement, Comaplex changed its name to Meliadine Holdings Inc.

  Prior to the announcement of the transaction, Perfora and Agnico-Eagle had entered into a support agreement pursuant to which Perfora agreed to, among other things, support the transaction and vote all of the shares it held in Comaplex in favour of the plan of arrangement. Perfora held approximately 17.3% and Agnico-Eagle held approximately 12.3%, on a fully diluted basis, of the outstanding shares of Comaplex prior to the announcement of the acquisition.

  On July 6, 2010, the transactions relating to the plan of arrangement closed and Agnico-Eagle issued a total of 10,210,848 shares to the shareholders of Comaplex, other than Agnico-Eagle, for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the Consolidated Statements of Income during the third quarter of 2010. The Company has accounted for the purchase of Comaplex as a business combination.

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on management's estimates of fair value.

Total purchase price:
Comaplex shares previously purchased	$88,683
Agnico-Eagle shares issued for acquisition	578,955

Total purchase price to allocate	$667,638

Fair value of assets acquired:
Property	$642,610
Goodwill	200,064
Supplies	542
Equipment	2,381
Asset retirement obligation	(3,400)
Deferred tax liability	(174,559)

Net assets acquired	$667,638

  The Comaplex shares purchased prior to the April 1, 2010 announcement of the acquisition had a cost base of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated other comprehensive income was reversed into the Consolidated Statements of Income as a gain during the third quarter of 2010.

  The Company believes that goodwill for the Comaplex acquisition arose principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; and 2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

9.     ACQUISITIONS (Continued)

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Comaplex described above had occurred as of January 1, 2009 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2010	2009
	Unaudited
Pro forma net income	$331,516	$85,371
Pro forma income per share — basic	$2.04	$0.55

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
Trade payables	$91,974	$86,392
Wages payable	21,583	14,036
Accrued liabilities	33,390	31,924
Current portion of capital lease obligations	10,592	11,955
Goldex Mine government grant (note 5(b))	1,485	—
Other liabilities	11,943	11,125

	$170,967	$155,432

  In 2009, other liabilities included the liability portion of the flow-through shares issuance of $6.8 million (note 6(b)). The liability portion of the flow-through shares issuance at December 31, 2010 was nil. The remaining 2009 amounts mainly consisted of various employee payroll tax withholdings and other payroll taxes.

  In 2010, the other liabilities balance mainly consisted of various employee payroll tax withholdings and other payroll taxes.

11.   RELATED PARTY TRANSACTIONS

  Contact Diamond Corporation ("Contact") was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact, as the Company's investment no longer represented a "controlling financial interest". A loan was originally advanced for the purpose of funding ongoing exploration and operating activities and was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share, resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. On February 12, 2007, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquired the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares of Stornoway (2007 — C$0.9 million and consisted of C$0.6 million in cash and 302,450 shares of Stornoway).

  On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

11.   RELATED PARTY TRANSACTIONS (Continued)

  Agnico-Eagle's holdings in Stornoway as at December 31, 2009 remained unchanged at 40,270,978 common shares (approximately 15.3% of the issued and outstanding common shares).

  On February 22, 2010 the Company purchased 5.0 million common shares of Stornoway at a price of C$0.50 per common share. At December 31, 2010 the Company's holdings in Stornoway was 45,270,978 common shares (approximately 12.8% of the issued and outstanding common shares).

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2010, the total amount of these guarantees was $111.3 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commenced, the Company is required to pay 2% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank Mine. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from certain properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 2.5% to 3.5%.

  In addition, the Company has the following purchase commitments:

Purchase Commitments
2011	$10,294
2012	7,798
2013	5,918
2014	4,466
2015	4,466
Subsequent years	28,862

Total	$61,804

13.   LEASES

  (a)
  Capital Leases

    In 2010 and 2009, the Company entered into five sale-leaseback agreements each year with third-parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 — Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 6.18% and the average length of the contracts is 4.5 years.

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sale-leaseback capital leases amounts to $33.6 million (2009 — $21.0 million).

    The Company has agreements with third-party providers of mobile equipment that are used in the Meadowbank and Kittila Mines. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 — Capital Leases. The leases for mobile equipment at the Kittila Mine are for 5 years and the leases for mobile equipment at the Meadowbank Mine are for 5 years.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

13.   LEASES (Continued)

    The effective annual interest rate on the lease for mobile equipment at the Meadowbank Mine is 5.64%. The effective annual interest rate on the lease for mobile equipment at the Kittila Mine is 4.99%.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2010:

Year ending December 31:
2011	$13,015
2012	13,015
2013	15,931
2014	8,907
2015	3,608
Thereafter	—

Total minimum lease payments	54,476
Less amount representing interest	5,865

Present value of net minimum lease payments	$48,611

    The Company's capital lease obligations at December 31 are comprised as follows:

	2010	2009
Total future lease payments	$54,476	$37,762
Less: interest	5,865	3,826

	48,611	33,936

Less: current portion	10,592	11,955

Long-term portion of capital leases	$38,019	$21,981

    At the end of 2010, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $55.7 million (2009 — $51.7 million; 2008 — $30.7 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the Consolidated Statements of Income.

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2010 are as follows:

    Minimum lease payments:

2011	$1,506
2012	1,292
2013	748
2014	663
2015	663
Thereafter	4,891

Total	$9,763

    Total rental expense for operating leases was $4.1 million in 2010 (2009 — $3.7 million; 2008 — $3.1 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

14.   RESTRICTED CASH

  As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $2.5 million be restricted.

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with several financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2009 and 2010, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Goldex, Lapa and Meadowbank Mines, and the Meliadine mine project have Canadian dollar requirements for capital, operating and exploration expenditures.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures related to the Meadowbank Mine. In March 2009, the Company entered into another zero cost collar for the same purpose. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. The hedged items represented monthly unhedged forecast Canadian dollar cash outflows during 2009. At December 31, 2008, the three zero cost collars hedged $180 million of 2009 expenditures and the additional zero cost collar entered in 2009 hedged $45 million of 2009 expenditures. The cash flow hedging relationship met all requirements per ASC 815 to be perfectly effective, and unrealized gains and losses were recognized within other comprehensive income ("OCI").

  Gains and losses deferred in accumulated other comprehensive income ("AOCI") were recognized into income as amortization (or depreciation) of the hedged capital asset occurred. Amounts transferred out of accumulated OCI were recorded in the "Property, plant and mine development" line item in the consolidated balance sheet and amortized into income over the same period as the hedged capital asset.

  In 2009, all of the effective hedges matured and a total of $7.4 million was reclassified from OCI to the balance sheet as a credit to "Property, plant, and mine development" line item. The total amount of unrealized loss on the hedges was nil as at December 31, 2009 (2008 — $8.9 million). Approximately $0.6 million was reclassified into the Consolidated Statement of Income in 2010 as the net gain was amortized in relation to the hedged capital asset.

  The following table sets out the changes in the AOCI balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on Black-Scholes calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2010	2009
AOCI, beginning of year	$—	$(8,888)
Gain reclassified from AOCI into project development costs	—	(7,399)
Gain (loss) recognized in OCI	—	16,287

AOCI, end of year	$—	$—

  During the third quarter of 2010, the Company entered into an extendible foreign exchange flat forward transaction. At the end of each month beginning in August 2010 and ending in December 2010, the Company must exchange $5 million for Canadian dollars at a rate of US$1.0 = C$1.1. The Company had a realized gain on these transactions of $1.8 million. On December 31, 2010 and on June 30, 2011, at the option of the counterparty, the monthly exchange can be extended for another 6 months at each date. The counterparty has given notice to the Company that they will not extend their option for the 6 months following December 31, 2010. The counterparty, however, still has the second extension option to extend for the 6 months following June 30, 2011. The Company had an unrealized mark-to-market gain of $0.1 million that was recorded through the "Gain on derivative financial instruments" line item within the Consolidated Statements of Income and Comprehensive Income relating to the extendible foreign exchange flat forward transaction.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

15.   FINANCIAL INSTRUMENTS (Continued)

  In 2010, the Company entered into a zero cost collar contract whereby the purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company was nil. The risk hedged in 2010 was the variability in expected future cash flows arising from changes in foreign currency exchange below and above the levels of C$1.05 and C$1.07 per US dollar. The hedged items represented a portion of the unhedged forecast Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2010. In 2010, the zero cost collar hedged $20 million of 2010 expenditures. As of December 31, 2010, all positions had expired and the strategy resulted in an overall realized gain of $0.7 million which was recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

  The Company's other foreign currency derivative strategies in 2010 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that no derivatives were outstanding on December 31, 2010. The Company's foreign currency derivative strategy generated $4.9 million (2009 — $4.5 million, 2008 — $4.5 million) in call option premiums for the year ended December 31, 2010 that were recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

  As at December 31, 2010, the Company had unmatured written covered call options on available-for-sale securities with a premium of nil (2009 — $1.1 million) and a Black-Scholes calculated mark-to-market gain (loss) of nil (2009 — $0.5 million). Premiums received on the sale of covered call options are recorded as a liability in the "Fair value of derivative financial instruments" component of the consolidated balance sheets until they mature or the position is closed. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. The Company sold these call options against the shares and warrants of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. During 2010, the Company continued to write covered call options on the warrants of Goldcorp as they expired, or were repurchased.

  During the third quarter of 2009, the Company sold its 0.8 million shares of Goldcorp shares but continued to write call options on the 0.8 million warrants it continues to hold. The warrants of Goldcorp were disposed of on December 22, 2010. The $0.6 million recorded as a liability as at December 31, 2009, was recognized through the consolidated statements of income in 2010. As the warrants were disposed of in 2010, no further call options were written and no liability existed as at December 31, 2010.

  During the year-ended December 31, 2010, the Company recognized a net gain of $2.5 million (2009 — $10.5 million) related to the written call options of Goldcorp shares and warrants in the "Interest and sundry income" component of the consolidated statements of income.

  Cash provided by operating activities in the consolidated statements of cash flows is adjusted for gains realized on the consolidated statements of income through the loss (gain) on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  In the first quarter of 2010, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price of zinc associated with a portion of the LaRonde Mine's 2010 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil.

  A total of 15,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. A total of 15,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. This represented approximately 21% of forecasted zinc production. These contracts did not qualify for hedge accounting under ASC 815 — Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the "Gain on derivative financial instruments" component of the consolidated statements of income. During the year ended December 31, 2010, the Company recognized a realized gain of $3.7 million. There were no zinc hedges outstanding at December 31, 2010.

  In addition, the Company implemented a strategy to enhance the realized copper metal prices realized and mitigate the risks associated with fluctuating copper prices by occasionally writing copper call options. During 2010, four short-term copper call options were written and the realized loss net of premiums received amounted to $0.6 million that was recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

  As at December 31, 2010 and 2009, there were no metal derivative positions. The Company may from time-to-time utilize short-term (intra quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

15.   FINANCIAL INSTRUMENTS (Continued)

  Other required derivative disclosures can be found in note 6(e), "Accumulated other comprehensive income (loss)".

  The following table provides a summary of the amounts recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income.

	2010	2009	2008
Premiums realized on written foreign exchange call options	$4,845	$4,494	$4,481
Realized gain on foreign exchange extendible flat forward	1,797	—	—
Realized gain on foreign exchange collar	711	—	—
Mark-to-market on foreign exchange extendible flat forward	142
Realized gain on zinc financial instruments	3,733	(752)	—
Realized loss on copper financial instruments	(558)	(150)	—
Realized loss on silver financial instruments	(3,058)	—	—

	$7,612	$3,592	$4,481

  Agnico-Eagle's exposure to interest rate risk at December 31, 2010 relates to its cash and cash equivalents, short-term investments and restricted cash totaling $104.6 million (2009 — $163.6 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.56% (2009 — 0.59%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2010.

  ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in US GAAP and expands required disclosures about fair value measurements.

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The three levels of the fair value hierarchy under ASC 820 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(1)	$7,820	$—	$7,820	$—
Available-for-sale securities(2)(3)	99,109	90,925	8,185	—
Trade receivables(4)	112,949	—	112,949	—

	$219,878	$90,925	$128,954	$—

Financial liabilities:
Derivative liabilities(3)	$142	$—	$142	$—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

15.   FINANCIAL INSTRUMENTS (Continued)

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale equity securities that are valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

16.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico, and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, Meliadine Mine Project and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. The goodwill of $200.1 million on the Consolidated Balance Sheets relates to the Meliadine Mine Project that is a component of the Exploration segment.

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

16.   SEGMENTED INFORMATION (Continued)

  The Goldex Mine achieved commercial production on August 1, 2008. On May 1, 2009, both the Lapa Mine and the Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Meadowbank Mine achieved commercial production on March 1, 2010.

Twelve Months Ended December 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$1,086,744	$499,621	$140,024	$—	$22,815	$424,284
Europe	160,140	87,735	31,231	—	(2,780)	43,954
Latin America	175,637	90,116	21,134	—	(2,126)	66,513
Exploration	—	—	97	54,958	1,627	(56,682)

	$1,422,521	$677,472	$192,486	$54,958	$19,536	$478,069

Segment income						$478,069
Corporate and Other
Interest and sundry income						10,254
Gain on acquisition of Comaplex						57,526
Gain on sale of available-for-sale securities						19,487
Gain on derivative financial instruments						7,612
General and administrative						(94,327)
Provincial capital tax						6,075
Interest expense						(49,493)

Income before income, mining and federal capital taxes						$435,203

Twelve Months Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$538,123	$252,035	$60,028	$—	$36,499	$189,561
Europe	61,457	42,464	10,909	—	3,582	4,502
Latin America	14,182	11,819	1,524	—	(250)	1,089
Exploration	—	—	—	36,279	—	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income						$158,873
Corporate and Other
Interest and sundry income						12,580
Gain on sale of available-for-sale securities						10,142
Gain on derivative financial instruments						3,592
General and administrative						(63,687)
Provincial capital tax						(5,014)
Interest expense						(8,448)

Income before income, mining and federal capital taxes						$108,038

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

16.   SEGMENTED INFORMATION (Continued)

Twelve Months Ended December 31, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$368,938	$186,862	$36,133	$—	$(70,442)	$216,385
Europe	—	—	—	—	(7,281)	7,281
Latin America	—	—	—	—	35	(35)
Exploration	—	—	—	34,704	—	(34,704)

	$368,938	$186,862	$36,133	$34,704	$(77,688)	$188,927

Segment income						$188,927
Corporate and Other
Interest and sundry income						7,240
Gain on sale of available-for-sale securities						25,626
General and administrative						(47,187)
Write-down on available-for-sale securities						(74,812)
Gain on derivative financial instruments						4,481
Provincial capital tax						(5,332)
Interest expense						(2,952)

Income before income, mining and federal capital taxes						$95,991

	Capital Expenditures
	2010	2009	2008
Canada	$1,004,129	$435,098	$548,555
Europe	67,894	84,955	190,188
Latin America	103,131	136,706	171,438
Exploration	97	—	55

	$1,175,251	$656,759	$910,236

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Annual Audited Consolidated Financial Statements (Prepared in accordance with United States GAAP)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2010